UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

(Rule 13d-101)

Information To Be Included In Statements Filed

Pursuant To Rule 13d-1(a) And

Amendments Thereto Filed Pursuant To Rule 13d-2(a)*

PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

Gehrig H. White

c/o PokerTek, Inc.

1020 Crews Road, Suite J

Matthews, North Carolina 28106 (704) 849-0860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gehrig H. White
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,273,900
8 Shared Voting Power 0
9 Sole Dispositive Power 2,273,900
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,900
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).	☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GHW Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,273,900
8 Shared Voting Power 0
9 Sole Dispositive Power 2,273,900
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,900
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 730864105

The statement on Schedule 13D filed on January 31, 2006 relating to the common stock, no par value (the “Common Stock”) of PokerTek, Inc., a North Carolina corporation (the “Company”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Except as amended herein, the initial Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 1. Only those Items that are amended pursuant to this Amendment No. 1 are reported herein.

Item 4.	Purpose of the Transaction

Item 4 of the statement on Schedule 13D is hereby amended and restated as follows:

Gehrig H. White, the Company’s Chief Executive Officer and a director, is one of three founders of the Company. For estate planning reasons Mr. White has chosen to hold his shares of the Common Stock through GHW Enterprises, LLC.

In the course of its business, the Company was introduced to representatives of Aristocrat International Pty. Limited, a wholly owned subsidiary and affiliate of Aristocrat Leisure Limited, a leading global provider of gaming solutions (collectively, “Aristocrat”). The Company and Aristocrat discussed the possibility of Aristocrat becoming a distributor of the Company’s products. During the course of these discussions, Aristocrat indicated its desire to acquire an ownership interest in the Company of at least ten percent (10%) of the issued and outstanding shares of Common Stock. The Company’s representatives indicated that the Company was not interested in issuing additional shares of Common Stock and thereby diluting the ownership interests of its existing shareholders.

Aristocrat and the Company discussed whether Aristocrat might be successful in purchasing shares of Common Stock from one or more of the Company’s existing shareholders. Subsequently, representatives of the Company introduced Aristocrat representatives to representatives of WPT Enterprises, Inc. (“WPTE”). Mr. White and the two other founders of the Company also considered selling shares of Common Stock to Aristocrat in order to provide Aristocrat with the approximate 10% ownership interest in the Company that it desired in connection with becoming a distributor of the Company’s products.

On January 20, 2006, the Company entered into an international distribution rights agreement with Aristocrat (the “Distribution Agreement”). The term of the Distribution Agreement was for a period of six months, beginning on the commencement date (January 20, 2006). The Distribution Agreement provided for the automatic extension of its term to ten years if Aristocrat entered into and completed one or more securities purchase agreements that provide for the purchase by Aristocrat of an aggregate of 946,800 shares (approximately 10%) of the issued and outstanding Common Stock.

In order to facilitate the acquisition by Aristocrat of the additional shares of Common Stock needed to trigger the extension of the Distribution Agreement, Mr. White, the two other founders of the Company and WPTE separately negotiated with Aristocrat for the sale of an aggregate of 946,800 shares of Common Stock. As of February 28, 2006, GHW Enterprises, LLC, which is managed by Mr. White, executed a securities purchase agreement with Aristocrat and completed the sale to Aristocrat of 105,600 shares of Common Stock pursuant to the securities purchase agreement.

This Amendment No. 1 to Schedule 13D will be the final amendment to this Schedule 13D. Mr. White and GHW Enterprises, LLC will report their holdings on Schedule 13G on a going forward basis unless and until they become subject to the reporting requirements of Schedule 13D. Mr. White and GHW Enterprises, LLC have no current intention to act in concert with anyone with respect to any additional purchases or sales of shares of Common Stock. As of the date of filing of this Amendment No. 1 to Schedule 13D, Mr. White is considering making one or more gifts of up to an aggregate of 100,000 shares of the Common Stock held by GHW Enterprises, LLC to one or more third-party individuals. Other than as set forth herein, Mr. White and GHW Enterprises, LLC do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the statement on Schedule 13D is hereby amended and restated as follows:

Gehrig H. White

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,273,900

Percentage: 24.0%

(b)	Sole power to vote or direct the vote: 2,273,900
Shared power to vote or direct the vote: 0
Sole power to dispose or direct the disposition: 2,273,900
Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, GHW Enterprises, LLC, which is controlled by Mr. White, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia. Mr. White has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

GHW Enterprises, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,273,900

Percentage: 24.0%

(b)	Sole power to vote or direct the vote: 2,273,900
Shared power to vote or direct the vote: 0
Sole power to dispose or direct the disposition: 2,273,900
Shared power to dispose or direct the disposition: 0

(c)	As of February 28, 2006, GHW Enterprises, LLC, which is controlled by Mr. White, executed a securities purchase agreement with Aristocrat and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. The transaction was completed in New South Wales, Australia. GHW Enterprises, LLC has not effected any other transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the statement on Schedule 13D is hereby amended and restated as follows:

Other than the Joint Filing Agreement incorporated by reference as Exhibit 1 to this Amendment No. 1 to Schedule 13D, and otherwise as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. White and GHW Enterprises, LLC and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Mr. White has entered into an agreement with Feltl and Company (a “Lock-up Agreement”) that, for a period of 180 days from October 13, 2005, generally forbids him from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock which he controls. Feltl and Company may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of Common Stock from the restrictions in the Lock-up Agreement. With respect to the sale completed pursuant to the securities purchase agreement between Aristocrat and GHW Enterprises, LLC, Feltl and Company waived the restrictions on transfer with respect to the 105,600 shares of Common Stock that were sold pursuant to such securities purchase agreement and Aristocrat agreed to be bound by the transfer restrictions in the Lock-up Agreement.

Mr. White, through his estate planning entity GHW Enterprises, LLC, executed a securities purchase agreement with Aristocrat as of February 28, 2006 and, in conjunction therewith, completed the sale of 105,600 shares of Common Stock to Aristocrat in return for a cash sum of $959,523.84. This securities purchase agreement is attached to this Amendment No. 1 to Schedule 13D as Exhibit 2.

The disclosure of the relationship between Mr. White and GHW Enterprises, LLC in Items 1 and 2 in the original statement on Schedule 13D is incorporated herein by reference. The disclosure in Item 4 regarding the negotiation and execution of the securities purchase agreement with Aristocrat is also incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Item 7 of the statement on Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

1	Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit No. 1 to statement on Schedule 13D filed by Gehrig H. White and GHW Enterprises, LLC on January 31, 2006).

2	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and GHW Enterprises, LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006	GEHRIG H. WHITE

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

By:	/s/ Gehrig H. White
Gehrig H. White, its Manager

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit No. 1 to statement on Schedule 13D filed by Gehrig H. White and GHW Enterprises, LLC on January 31, 2006).

2	Stock Purchase Agreement, dated as of February 28, 2006, by and between Aristocrat International Pty. Limited and GHW Enterprises, LLC.